CENTURION ENERGY INTERNATIONAL CORPORATION

NEWS RELEASE DATED July 18, 2001

Centurion Energy Provides Al Manzah #3 Drilling Update in Tunisia

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that drilling of the Al Manzah #3 well in Tunisia has reached a depth of 1035 metres in the transition zone just above the top of the target Bou Dabbous reservoir. The well did encounter hydrocarbon shows and intermediate casing has been set to the top of the target Bou Dabbous reservoir.

Drilling operations will resume with an underbalanced drilling system. It is expected that drilling will kick-off into the Bou Dabbous reservoir in the following two days with completion of drilling anticipated within the next 10 days.

On a related financing matter, Gemini Oil & Gas Limited, a fund specializing in oil and gas finance, has provided a 1.5 million USD non-recourse facility under which payments will be made to Gemini by Centurion equivalent to 20% of its share of the gross revenue from the Al Manzah Field until pay-back and an average of 1.5% thereafter.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com